Astec Industries, Inc.
1725 Shepherd Road / Chattanooga, TN  37421 / 423-899-5898 / FAX 423-899-4456

July 1, 2011

Via EDGAR Filing and Overnight Delivery

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3030

Re:	Astec Industries, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed March 1, 2011 File No. 001-11595

Dear Mr. James:

In reference to your letter, dated June 3, 2011, relating to the above-referenced filing by Astec Industries, Inc. (the “Company”), and the response letter, dated July 1, 2011, submitted on the Company’s behalf by Alston & Bird LLP, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please feel free to contact me at (423) 899-5898.

Sincerely,
/s/ F. McKamy Hall
F. McKamy Hall
Vice President and Chief Financial Officer
Astec Industries, Inc.